UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the year ended December 31, 2010
OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from __________ to __________

COMMISSION FILE NUMBER 1-6780

RAYONIER INVESTMENT AND SAVINGS PLAN
FOR SALARIED EMPLOYEES

RAYONIER INC.
1301 Riverplace Boulevard
Jacksonville, Florida 32207
Telephone Number: (904) 357-9100
(Principal Executive Office)
(Name and address of Issuer of the securities held pursuant to the Plan)

RAYONIER INVESTMENT AND SAVINGS
PLAN FOR SALARIED EMPLOYEES
AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010
Note: Other schedules required by Section 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Pension and Savings Plan Committee of the
Rayonier Investment and Savings Plan for Salaried Employees
Jacksonville, Florida

We have audited the accompanying statements of net assets available for benefits of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

/s/ ENNIS, PELLUM & ASSOCIATES, P.A.

Ennis, Pellum & Associates, P.A.
Certified Public Accountants
Jacksonville, Florida
June 28, 2011

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31,

	2010	2009
ASSETS
Investments, at fair value (Notes 2, 3 and 4)	$160,585,653	$140,777,600

Receivables:
Notes receivable from participants	1,436,202	1,270,819
Accrued interest and dividends	21,607	16,736
Total receivables	1,457,809	1,287,555

NET ASSETS AVAILABLE FOR BENEFITS,
BEFORE ADJUSTMENT	162,043,462	142,065,155

Adjustment from fair value to contract value
for fully benefit-responsive investment
contracts (Note 2)	(3,412,534)	(2,130,458)

NET ASSETS AVAILABLE FOR BENEFITS	$158,630,928	$139,934,697

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31,

ADDITIONS TO NET ASSETS:	2010
Net appreciation in fair value of investments (Note 4)	$18,651,135
Interest and dividends (Note 5)	3,722,911
Interest on notes receivable from participants	73,993
Employer contributions	2,179,614
Participant contributions	5,452,921
30,080,574

DEDUCTIONS FROM NET ASSETS:
Distributions to participants	(11,883,660)

Net increase	18,196,914

Transfers of assets to this plan (Note 1)	499,317

Net assets available for benefits:
Beginning of year	139,934,697
End of year	$158,630,928

The accompanying notes are an integral part of these financial statements.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan
The following brief description of the Rayonier Investment and Savings Plan for Salaried Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible full-time salaried employees of Rayonier Inc. and subsidiaries (the “Company” or the “Sponsor”). Salaried employees are eligible to participate in the Plan immediately and are automatically enrolled after completing 45 days of eligible service. Employees covered by a collective bargaining agreement, leased employees, and non-resident aliens with no U.S. earned income are excluded by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Massachusetts Mutual Life Insurance Company (“MassMutual”) serves as the custodian and record keeper of the Plan, and maintains and administers the Plan's investment assets for the benefit of participants. The trust forming part of the Plan (the “Trust”) maintains the Plan's investment in Rayonier Inc. common stock and is administered by State Street Corporation (“State Street”).
Subsequent Event
Effective June 3, 2011, Reliance Trust Company replaced State Street as Trustee.
Contributions
Participants may contribute from one percent to 100 percent of eligible compensation, in one percent increments. Contributions may be made on a before-tax basis, after-tax basis, or a combination thereof.
The Company makes a matching contribution of 60 percent of the first six percent of each participant's salary contributed to the Plan. Additionally, for participants hired prior to January 1, 2006, the Company may, at its discretion, contribute one-half of one percent of each participant's eligible compensation to the participant's retirement account (“retirement contributions”). For Plan years 2010 and 2009, this discretionary contribution was made.
Employees hired after December 31, 2005 are not eligible for the Company's pension plan. These employees are automatically enrolled in this Plan and may, at the Company's discretion, receive an enhanced retirement contribution of three percent of their eligible compensation in addition to the standard matching contribution, contingent on the participant being employed on the last day of the year.
Matching Company contributions and retirement contributions are initially invested in the Rayonier Inc. Common Stock Fund. Participants can elect to transfer all or part of their total account balance into any available investment under the Plan at any time.
Each year participants may contribute up to the maximum allowed by the Internal Revenue Code (“IRC”). In addition, the Plan allows for “catch-up” contributions by participants age 50 years and older as of the end of the Plan year. The Plan permits rollovers from other qualified plans into the Plan.
Participant Accounts
Each participant's account is credited with their contribution and the related Company contribution. Plan earnings and losses and administrative expenses are allocated to participant accounts based upon account balances.
Vesting
Participants are immediately vested in their contributions as well as retirement contributions plus actual earnings/losses thereon. Vesting in the participant's Company contribution account plus actual earnings/losses thereon is based on years of service. A participant vests 20 percent after each year of service; full vesting occurs after five years of service.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

Forfeitures
Forfeited non-vested accounts may be used to reduce future employer contributions or to pay for administrative expenses related to the Plan. Total forfeitures were $70,838 for the year ended December 31, 2010. During 2010, forfeitures of $25,189 were utilized to reduce employer contributions. An insignificant amount of interest income is earned on the funds held in this account. At December 31, 2010 and 2009, the balance in forfeited, non-vested accounts totaled $221,259 and $167,727, respectively, and remains available in the Mass Mutual Select Stable Value Fund (“MassMutual GIA”).
Transfers
The Company maintains several defined contribution plans for its employees depending upon their employment status. If a participant transfers into a different plan during the year, the participant can elect to transfer their account balance into the corresponding plan. The transfer would be included in a “Transfers of assets” line on the Statement of Changes in Net Assets Available for Benefits.
Investment Options
Participants direct the investment of their contributions into various investment options offered by the Plan, as listed in the accompanying schedule of assets held at end of year.
Upon enrollment in the Plan, participants may direct their contributions and balance transfers in one percent increments to any of the funds. Participants are prohibited from transferring into Rayonier Inc. Common Stock Fund, most mutual funds and similar investment options if they have transferred into and out of the same option within the previous 60 days. The MassMutual GIA is not subject to this rule nor does this rule prohibit participants from transferring out of any option at any time.
Notes Receivable from Participants
Participants may borrow a minimum of $1,000 from their fund accounts. Loan amounts may not exceed the lesser of (a) 50 percent of the participant's vested balance or (b) $50,000 reduced by the participant's highest outstanding loan balance, if any, during the prior one-year period. In no event may a participant borrow from enhanced retirement contributions provided by the Company. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime rate plus one percent. Principal and interest are paid ratably through semi-monthly payroll deductions. Loan transactions are treated as transfers between the investment funds and the loan fund.
Payment of Benefits and Withdrawals
Plan benefits are payable to participants either at the time of termination or retirement (including early retirement) or in the case of becoming permanently and totally disabled, or to their beneficiaries in the event of death, and are based on the fully vested balance of their accounts. Alternatively, a participant may elect to defer distribution until April 1 of the year following the participant's attainment of age 70-1/2, provided the participant's vested account balance exceeds $1,000. The participant may elect to receive one lump-sum payment or a series of benefit payments based on annual, semi-annual, quarterly, or monthly installments, generally over a period not to exceed twenty years.
Withdrawals of any amount may be made from the participant's after-tax account balance in excess of a prescribed minimum. Withdrawals from before-tax account balances are allowable before attaining the age of 59-1/2 in the case of permanent and total disability or financial hardship. Existence of financial hardship is determined by Internal Revenue Service (“IRS”) criteria.

2.	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual method of accounting.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

New or Recently Adopted Accounting Pronouncements
In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2010-25 which requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, the participant loans were classified as investments and were subject to fair value disclosure. The amendments are effective for fiscal years ending after December 15, 2010 and have been applied retrospectively to the prior period presented. The Company's application of this guidance had no effect on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010. The Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009 have segregated the notes receivable from plan participants from the investments measured at fair value.
Use of Estimates
The preparation of the financial statements requires the use of certain estimates in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amount of contributions, earnings, distributions and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is the price which would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fully benefit-responsive investment contracts, such as those held by the MassMutual GIA, are required to be reported at fair value pursuant to generally accepted accounting principles. However, contract value (generally equal to historical cost plus accrued interest) is the relevant measure for fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the accounting standard, all Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits and an adjustment is made to revalue the fair value of the MassMutual GIA to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The guaranteed interest rate was 3.50 percent and 3.80 percent as of December 31, 2010 and 2009, respectively. The guaranteed interest rate is determined every six months.
The following table represents the annual interest credited to the account as a percentage of the average annual fair value of the MassMutual GIA:

	December 31,
Average yields	2010	2009

Based on actual earnings	3.30%	3.49%
Based on interest rate credited to participants	3.30%	3.49%

Purchases and sales of securities are recorded on a trade-date basis. Interest income and dividends are recorded on the accrual basis. See Note 3 - Fair Value Measurements below for additional information.
Notes Receivable from Participants
Participant loans are recorded as “Notes receivable from participants” and measured at their unpaid principal balance plus any accrued but unpaid interest in the Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009. Delinquent participant loans are reclassified as distributions based upon the terms of the plan documents.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid.
Operating Expenses
Certain expenses of maintaining the Plan are paid by the Sponsor. Fees charged by the individual funds and participant specific expenses are deducted from the participant's balance and reflected as a component of the net appreciation in fair value of investments.

3.	Fair Value Measurements
Financial assets and liabilities disclosed in the financial statements on a recurring basis are recorded at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-level hierarchy that prioritizes the inputs used to measure fair value as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2010:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$56,666,185	$—	$—	$56,666,185
MassMutual GIA	—	—	49,484,279	49,484,279
Pooled Separate Investment Accounts
Large Cap Equity	—	21,331,488	—	21,331,488
Asset Allocation/Retirement	—	12,060,309	—	12,060,309
Small Cap Equity	—	7,946,473	—	7,946,473
International Equity	—	6,705,476	—	6,705,476
Intermediate Term Bond	—	5,297,570	—	5,297,570
Mid Cap Equity	—	1,092,685	—	1,092,685
Holding Account	—	1,188	—	1,188

Investments at Fair Value	$56,666,185	$54,435,189	$49,484,279	$160,585,653

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

The following table sets forth by level, within the fair value hierarchy, the Plan's investments at fair value, as of December 31, 2009:

Asset Category	Level 1	Level 2	Level 3	Total
Rayonier Inc. Common Stock Fund	$55,853,136	$—	$—	$55,853,136
MassMutual GIA	—	—	39,434,924	39,434,924
Pooled Separate Investment Accounts
Large Cap Equity	—	19,415,463	—	19,415,463
Asset Allocation/Retirement	—	9,729,481	—	9,729,481
Small Cap Equity	—	6,098,851	—	6,098,851
International Equity	—	5,143,650	—	5,143,650
Intermediate Term Bond	—	4,843,615	—	4,843,615
Mid Cap Equity	—	193,686	—	193,686
Holding Account	—	64,794	—	64,794

Investments at Fair Value	$55,853,136	$45,489,540	$39,434,924	$140,777,600

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the year ended December 31, 2010.
Level 1 - Rayonier Inc. Common Stock Fund - fair value measured using the unit value calculated from observable market values of the stock plus short-term investment fund.
Level 2 - MassMutual Pooled Separate Investment Accounts - fair value measured using unit value calculated from the net assets of the underlying pool of securities.
Level 3 - MassMutual GIA - fair value measured using liquidation value based on an actuarial formula as defined under the terms of the contract.
Changes in the fair value of the Plan's Level 3 assets during the year ended December 31, 2010 were as follows:

Level 3 Assets
MassMutual GIA
Balance, beginning of the year	$39,434,924
Interest Income	1,594,138
Change in fair value of fully benefit-responsive
investment contract	632,684
Purchases, (issuances), and (settlements)	7,822,533
Balance, end of year	$49,484,279

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

4.	Investments
The investments that represented five percent or more of the Plan's Net Assets Available for Benefits as of December 31, were as follows:

	2010	2009
Rayonier Inc. Common Stock Fund	$56,666,185	$55,853,136
MassMutual GIA	49,484,279	39,434,924
MassMutual Select Indexed Equity Fund	19,395,214	18,504,924

During 2010, the net appreciation in the fair value of investments held by the Plan (including gains and losses on investments bought, sold and held during the year) was as follows:

Rayonier Inc. Common Stock Fund	$11,986,270
Pooled Separate Investment Accounts	6,664,865
Net Appreciation in Fair Value of Investments	$18,651,135

5.	Dividends
The Plan received regular cash dividends of $2.04 per share on Rayonier stock owned, totaling $2,251,493 for the year ended December 31, 2010.

6.	Party-in-Interest Transactions
Certain Plan investments are in Rayonier common stock. As Rayonier is the Sponsor, these transactions also qualify as party-in-interest transactions. At December 31, 2010 and 2009, the Plan held 1,030,659 and 1,256,637 shares of Rayonier common stock, respectively, which represented 1.3 percent and 1.6 percent, respectively, of the total shares outstanding. In addition, the Sponsor paid certain plan expenses totaling $26,250.

7.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

8.	Tax Status
The Plan has filed for a determination letter from the IRS regarding the Plan's qualification under Section 401(a)of the IRC. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions. However, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

9.	Reconciliation of Financial Statements to Form 5500:
The following table is a reconciliation of net assets available for benefits according to the financial statements as compared to Form 5500 as of December 31, 2009. No reconciliation is required for financial statements as of December 31, 2010, as the statements match Form 5500 for that period.

2009
Net assets available for benefits per the financial statements	$139,934,697
Less: Interest receivable at December 31, 2009	(3,157)
Net assets available for benefits per Form 5500	$139,931,540

RAYONIER INVESTMENT AND SAVINGS PLAN FOR SALARIED EMPLOYEES
SCHEDULE H, LINE 4i: SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2010
PLAN NUMBER 100
EMPLOYER IDENTIFICATION NUMBER 13-2607329

	Identity of Issue	Description	Current Value
*	Rayonier Inc. Common Stock Fund	Company Stock	$56,666,185
*	MassMutual GIA	Stable Value	49,484,279
*	MassMutual Select Indexed Equity	Large-Cap Core	19,395,214
*	MassMutual Select Small Company Value	Small-Cap Value	5,365,523
*	PIMCO Total Return	Intermediate Term Bond	5,297,570
*	American EuroPacific Growth	International Large Core	4,731,129
*	Wells Fargo Advantage Dow Jones Target 2025	Asset Allocation	3,763,330
*	Wells Fargo Advantage Dow Jones Target 2015	Asset Allocation	3,450,743
*	Invesco Van Kampen Small Cap Growth	Small Cap Growth	2,580,950
*	Wells Fargo Advantage Dow Jones Target 2035	Asset Allocation	2,073,635
*	Wells Fargo Advantage Dow Jones Target 2045	Asset Allocation	1,718,427
*	Oppenheimer Developing Markets	Emerging Markets Equity	1,397,940
*	American Growth America	Large-Cap Growth	1,109,251
*	Northern Mid-Cap Index	Mid-Cap Core	1,092,685
*	Wells Fargo Advantage Dow Jones Target Today	Asset Allocation	1,054,174
*	Eaton Vance Large-Cap Value	Large-Cap Value	827,023
*	Northern International Equity Index	International Large Core	576,407
*	Holding Account	Holding Account	1,188
*	Notes Receivable from Participants (a)	Participant Loans	1,436,202
			$162,021,855

(a)	The loans bear fixed interest rates which range from 4.25 percent to 10.50 percent with maturities through July 15, 2025.
Note:	Investments are participant directed, thus cost information is not required.
	* Denotes party-in-interest transaction.

See report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Saving Plan Committee for the Rayonier Investment and Savings Plan for Salaried Employees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
Rayonier Investment and Savings Plan for Salaried Employees
(Name of Plan)
/s/ W. EDWIN FRAZIER, III
W. Edwin Frazier, III
Plan Administrator
June 28, 2011